From the Desk of
Larry Pino, Esquire

August 10, 2021

Via Edgar and E-mail
Mr. James Lopez
Division of Corporation Finance
Office of Real Estate & Construction
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, DC
20549

Re: Tuscan Gardens Senior Living Communities, Inc.
Post Qualification Amendment on Form 1-A
Response dated June 24, 2021
File No. 024-10945

Dear Mr. Lopez,

This letter is submitted on behalf of our client Tuscan Gardens Senior Living Communities, Inc. (the "Company") in response to the letter comments dated July 20, 2021 (the "Commission's Comments") and recent conversations with the staff (the "Staff") of the U.S. Securities and Exchange Commission (the "Commission"), referencing where appropriate, the Company's publicly filed Post Qualification Offering Circular Amendment No. 4 dated April 21, 2021 (the "Offering Circular Amendment No. 4") and Corresondence to the Commission dated May 11, 2021 and June 24, 2021 (the "Prior Correspondence").

References in this letter to "we," "our" or "us" mean the Company as the context may require.

Company responses and proposed modification to the Offering Circular based on the Commission's Comments and discussions with the Staff

The following responses are provided for the purpose of addressing the Commission's Comments and referencing the Company's proposed revisisions to certain information based on the Commission's Comments:

General

1. *We have reviewed your response to our comment. In your response, you state that Tuscan Gardens Management Corporation has the power to direct the activities of the Holdcos, and that Tuscan Gardens Capital Partners, LLC (TGCP), has the obligation to absorb a majority of expected losses of the Holdcos and/or a right to receive the majority of the Holdcos' expected residual returns. In addition you name TGCP as the primary beneficiary of the Holdcos in your response. Please reconcile the above statements with your conclusion that Tuscan Gardens Senior Living Communities Inc is the primary beneficiary of the Holdcos. In your analysis, please provide specific references to the literature relied upon.*

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Please refer to "Step D" (which has been revised) in "Exhibit A" attached hereto reflecting the analysis prepared by the Company and our Independent Accountant, Grennan Fender Hess & Poparad LLP (the "Company Auditor"). Upon review of the Staff's comments the Company Auditor has concluded and advised that since (i) Tuscan Gardens Senior Living Communities Inc, is an intermediate VIE between the Holdcos and TGCP (the ultimate VIE), and (ii) it receives preferred distributions plus 50% of earnings thereafter from the Holdcos, it is in fact the intermediate primary beneficiary (PB) and eligible to use VIE accounting for the Holdcos.

This flowchart was provided, along with CCH January 30, 2019 guidance by the Company Auditor in accordance with Consolidation (Topic 810) – Targeted Improvements to Related Party Guidance for Variable Interest Entities (ASU No. 2018-17) which we include for your reference as Exhibit "B" attached hereto.

As there are no participants in the Offering that are required to clear compensation arrangements with FINRA, no FINRA clearance is required.

Trusting the foregoing are satisfactory, we look forward to confirmation that the Commission has no further comment and that we have addressed all open matters to the Commission's satisfaction.

If you should require any additional information or clarification, please do not hesitate to contact me at (407) 206-6511.

Sincerely,

/s/Larry Pino, Esq., for the firm

PINO NICHOLSON PLLC

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